File No. 070-08779



                              AEP ENERGY SERVICES, INC.
                       QUARTERLY REPORT PER REQUIREMENTS OF
                     HOLDING COMPANY ACT RELEASE NO. 35-27062
                       FOR THE QUARTER ENDED MARCH 31, 2003


AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended March 31, 2003.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended March 31, 2003.